UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

iROBOT CORPORATION

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

462726100

(CUSIP Number of Class of Securities)

David J. Snyderman
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91734M103	SCHEDULE 13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS
Magnetar Financial LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,362,995

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,362,995

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,362,995

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA; OO

CUSIP No. 91734M103	SCHEDULE 13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS
Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,362,995

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,362,995

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,362,995

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; OO

CUSIP No. 91734M103	SCHEDULE 13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS
Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,362,995

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,362,995

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,362,995

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; OO

CUSIP No. 91734M103	SCHEDULE 13D	Page 5 of 12

1	NAMES OF REPORTING PERSONS
David J. Snyderman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,362,995

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,362,995

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,362,995

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; IN

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) with the SEC on September 9, 2022, and amended by Amendment No. 1 (“Amendment No,. 1”) filed jointly by Magnetar Financial, Magnetar Capital Partners, Supernova Management and David J. Snyderman (“Mr. Snyderman”) with the SEC on November 2, 2022 (collectively, the “Schedule 13D”).  This Amendment No. 2 is being filed to report that the Reporting Persons are no longer beneficial owners of more than 5% of the Shares. The filing of this Amendment No. 2 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Since the filing of Amendment No. 1 on November 2, 2022, the Reporting Persons purchased 25,212 Shares between November 2, 2022 and November 28, 2022 reported herein, which consists of 20,609 Shares purchased for the benefit of PRA Master Fund and 4,603 Shares purchased for the benefit of the Systematic Master Fund.

In addition, since the filing of Amendment No. 1 on November 2, 2022, the Reporting Persons sold 162,589 Shares between November 2, 2022 and November 28, 2022 reported herein, which consists of 760 Shares sold for the benefit of Managed Account, 139,351 Shares sold for the benefit of PRA Master Fund, and 22,478 Shares sold for the benefit of Systematic Master Fund.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended to add the following information for updating:

The Company reported in their Form 10-Q filed on November 10, 2022 that 27,351,440 Shares were issued and outstanding as of October 28, 2022.

(a)          As of the close of business November 28, 2022, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,362,995 Shares, which consisted of (i) 1,158,136 Shares held for the benefit of PRA Master Fund, (ii) 201,589 Shares held for the benefit of Systematic Master Fund, and (iii) 3,270 Shares held for the benefit of the Managed Account and all such Shares represented beneficial ownership of approximately 4.98% of the Shares.

(b)          As of the close of business November 28, 2022, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 1,362,995 Shares, which consisted of (i) 1,158,136 Shares held for the benefit of PRA Master Fund, (ii) 201,589 Shares held for the benefit of Systematic Master Fund, and (iii) 3,270 Shares held for the benefit of the Managed Account and all such and all such Shares represented beneficial ownership of approximately 4.98% of the Shares.

(c)          Except as set forth on Schedule C attached hereto, the Funds had no transactions in the Shares since the filing of Amendment No. 1 on November 2, 2022. All of the transactions set forth on Schedule C attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule C were effected in open market transactions on the NASDAQ and various other trading markets.

(d)          As of November 28, 2022, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following information for updating:

Certain clients of Magnetar Financial have entered into a total return swap agreement giving it economic exposure to the Company.  In addition, certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.  Magnetar Asset Management LLC (“Magnetar Asset Management”) is an SEC registered investment adviser and an affiliate of Magnetar Financial.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2022

MAGNETAR FINANCIAL LLC

	By:	Magnetar Capital Partners LP, its Sole Member

	By:	/s/ David J. Snyderman
		Name:	David J. Snyderman
		Title:	Administrative Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

	By:	/s/ David J. Snyderman
		Name:	David J. Snyderman
		Title:	Administrative Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

	By:	/s/ David J. Snyderman
		Name:	David J. Snyderman
		Title:	Administrative Manager

/s/ David J. Snyderman
David J. Snyderman

SCHEDULE C

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
11/2/2022	25,212	$55.95 (3)

(1)	Excludes commissions and other execution-related costs.

(2)	Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3)	Reflects a weighted average purchase price of $55.95 per Share, at prices ranging from $55.45 to $56.37 per Share.

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
11/4/2022	22,271	$54.62 (4)
11/7/2022	7,958	$54.62(5)
11/7/2022	4,068	$55.70(6)
11/8/2022	10,004	$54.03(7)
11/8/2022	3,185	$54.62(8)
11/9/2022	17,522	$53.72(9)
11/10/2022	15,770	$53.64(10)
11/11/2022	21,290	$53.55(11)
11/14/2022	14,477	$52.95(12)
11/15/2022	21,233	$52.78(13)
11/28/2022	24,811	$51.92(14)

(4)	Reflects a weighted average sale price of $54.62 per Share, at prices ranging from $54.47 to $54.89 per Share.

(5)	Reflects a weighted average sale price of $54.62 per Share, at prices ranging from $54.49 to $55.48 per Share.

(6)	Reflects a weighted average sale price of $55.70 per Share, at prices ranging from $55.49 to $55.93 per Share.

(7)	Reflects a weighted average sale price of $54.03 per Share, at prices ranging from $53.56 to $54.50 per Share.

(8)	Reflects a weighted average sale price of $54.62 per Share, at prices ranging from $54.56 to $54.73 per Share.

(9)	Reflects a weighted average sale price of $53.72 per Share, at prices ranging from $53.55 to $53.97 per Share.

(10)	Reflects a weighted average sale price of $53.64 per Share, at prices ranging from $53.32 to $54.23 per Share.

(11)	Reflects a weighted average sale price of $53.55 per Share, at prices ranging from $53.24 to $53.84 per Share.

(12)	Reflects a weighted average sale price of $52.95 per Share, at prices ranging from $52.53 to $53.36 per Share.

(13)	Reflects a weighted average sale price of $52.78 per Share, at prices ranging from $52.53 to $52.96 per Share.

(14)	Reflects a weighted average sale price of $51.92 per Share, at prices ranging from $51.76 to $52.13 per Share.